UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                              eClic, Inc.
 ---------------------------------------------------------------------
                            (Name of Issuer)

                Common Stock, par value $0.001 per share
 ---------------------------------------------------------------------
                   (Title of Class of Securities)

                                27884L 10 7
                ------------------------------------------
                             (CUSIP Number)

                            Thomas C. Cook, Esq.
                  The Law Offices of Thomas C. Cook, Ltd.
                      2921 N. Tenaya Way, Suite 234
                         Las Vegas, NV  89128-1409
                           Phone:  (702) 952-8520
                           Fax:    (702) 952-8521
       ---------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            December 31, 2003
      ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 27884L 10 7
-------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Estate of Justine M. Daniels
-------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
-------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------------------
7     SOLE VOTING POWER

      NUMBER OF SHARES         1,000,000
-------------------------------------------------------------------------
8     SHARED VOTING POWER

-------------------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

-------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000 shares of common stock
-------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [  ]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.68%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, OO
-------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of eClic, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 8455 W. Sahara, Suite 130, Las Vegas, NV 89117.


ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Lee Daniels, executor of the Estate of Justine M. Daniels, (the "Reporting Person"). The Reporting Person was the founder of the Issuer, which was first incorporated on March 1, 1999. She held the position as President and CEO of the Issuer until her death during the Second Quarter 2003. The Reporting Person's address is: c/o Mr. Lee Daniels, executor for the Estate of Justine M. Daniels, 3424 W. St. John Rd., Phoenix, AZ 85053.

The Reporting Person has not, during the last five years of her life, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 1, 1999, the Reporting Person purchased 1,000,000 common shares from the Issuer for cash at par value $0.001. These shares were classified as founder's shares as they were purchased by the founding director/officer at the time of incorporation. These shares were issued under the securities transaction exemption afforded by Section 4(2) of the Securities Act of 1933, as they did involve a public offering.

ITEM 4.   PURPOSE OF TRANSACTION.

The securities reported are being held by the Estate for Reporting Person. The Estate has no intentions of acquiring additional shares in the Issuer and eventually plans to dispose of some or all of the shares of the Issuer's common stock that it owns. It is undetermined how long these shares will remain in the Estate of Justine M. Daniels. purpose of the Reporting Persons for the reported. The Estate is filing this Schedule 13D to fulfill reporting requirement with the U. S. Securities and Exchange Commission.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person may be deemed to beneficially own and have the sole power to vote and dispose of 1,000,000 shares of the Issuer's Common Stock, representing approximately 8.68% of the 11,515,000 shares of Issuer
Common Stock outstanding.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


                               Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



January 12, 2004                  /s/ Lee Daniels
                                  ----------------------
                                      Lee Daniels
                                      Executor of the
                                      Estate of Justine M. Daniels